(313) 465-7000 Fax: (313) 465-8000 www.honigman.com

August 18, 2014

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549
Attention:                                         Ibolya Ignat

Lisa Vanjoske
Christina De Rosa
Daniel Greenspan
Jeffrey P. Riedler

Re:                                 Diplomat Pharmacy, Inc.

Registration Statement on Form S-1

Filed July 3, 2014

File No. 333-197224

Ladies and Gentlemen:

On behalf of our client, Diplomat Pharmacy, Inc. (the “Company” or “Diplomat”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 1, 2014, relating to the above referenced Registration Statement on Form S-1 filed on July 3, 2014 (the “Registration Statement”).  We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter, together with a clean copy of Amendment No. 1 and a copy of Amendment No. 1 marked to show all changes from the Registration Statement filed on July 3, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on July 3, 2014), all page references herein correspond to the page of Amendment No. 1.

In addition, we advise the Staff that, pursuant to Rule 406 under the Securities Act of 1933, as amended, the Company is concurrently submitting a confidentiality request with the Office of Secretary and notified the Office of FOIA Services with respect to the agreements identified in comment 32 herein.

U.S. Securities and Exchange Commission
Division of Corporation Finance

August 18, 2014

General

1.              If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

The Company advises the Staff that it has added artwork on the inside cover of the Registration Statement.  The Company acknowledges that the Staff may have comments on such artwork.

Industry and Market Data, page ii

2.              Please note that it is not appropriate for a registrant to disclaim, either directly or implicitly, liability for the disclosure in its registration statement. Your statement on page ii that you have not independently verified any third-party information in your registration statement could imply that you do not have liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement relating to market and industry data.

The Company advises the Staff that it has deleted such statement on page ii.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations, page 50

3.              On page 50, you state that you derived 99.7% and 99.6%, respectively, of your revenue for the quarter ended March 31, 2014 and the year ended December 31, 2013 from dispensing of drugs “and the data sales associated with those dispenses.” Please revise to explain what you mean by “data sales.”

The Company advises the Staff that it has revised the disclosure on pages 51 and 78 to address the Staff’s comment.

Components of Results of Operations
Cost of Goods Sold, page 54

4.              You disclose that you have contracts with pharmaceutical manufacturers and wholesalers that often provide you with, among other things, discounts on drugs you purchase to be dispensed from your specialty pharmacies, and rebates and service fees. Please discuss your accounting policies for such discounts, rebates and service fees or direct us to existing disclosure.

U.S. Securities and Exchange Commission
Division of Corporation Finance

August 18, 2014

The Company advises the Staff that it has revised the disclosure on page 55 to address the Staff’s comment.

The Company advises the Staff that “—Net Sales” on page 55 already states (underline added) “Prescription revenue also includes revenue from pharmaceutical manufacturers and other outside companies for data reporting or additional services rendered for dispensed prescriptions.”

The Company also advises the Staff that the “discounts on drugs we purchase” that are contractual up-front “list price discounts” are appropriately reflected net in the Company’s Inventories upon purchase and Cost of Goods Sold upon sale.

The Company further advises the Staff that its only other vendor discounts are “early pay cash discounts” if they are offered.  The Company accounts for these discounts as reductions to its Cost of Goods Sold at the time the Company takes the discount.  The Company does not estimate or accrue these potential cash discounts, but deems the impact immaterial to the financial statements.  For example, early pay cash discounts were only approximately 0.5% of Cost of Goods Sold in 2013.

In addition, the Company advises the Staff that rebates received by the Company after the fact, which are typically performance-based and vary by manufacturer, are accrued as reductions to Cost of Goods Sold when deemed earned, and generally in the same month that the drug was dispensed.  These rebates are typically paid to the Company monthly or quarterly.

Critical Accounting Policies and Estimates
Revenue Recognition, page 63

5.              Please address the following regarding your revenue recognition:

•                  If you record estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances, disclose the nature and amount of each accrual at the balance sheet date and the basis for your estimates. Discuss any changes to prior period estimates.

•                  You disclose that you recognize revenues from prescriptions dispensed at the time of shipment. Clarify if true that at the time of shipment you have performed substantially all of your obligations under your client contracts and do not experience a significant level of returns or reshipments.

•                  For all periods presented, disclose the amount of patient co-pay and patient assistance program revenues recorded and discuss collection uncertainties if any. Clarify when co-payment and assistance program revenues are due and recorded.

U.S. Securities and Exchange Commission
Division of Corporation Finance

August 18, 2014

The Company advises the Staff that in the specialty pharmacy business, prescriptions are electronically adjudicated at or prior to shipment, which is a promise to pay at the adjudicated amount.  Therefore, reimbursement/revenue from payors (including third party payors, patient co-pays and patient assistance programs), which represents greater than 99% of revenue for the year ended December 31, 2013, is known at time of shipment and, as such, chargebacks, customer rebates, and other discounts and allowances are not materially applicable to the Company’s business.  The majority of patient co-pays are collected at time of shipment and never become receivables.  Revenues from patient assistance programs, primarily provided by not-for-profit organizations that exist to help patients with financial need, have no materially different collection characteristics than any other payor receivable.  Product returns occur very infrequently and are immaterial.  The Company has no accruals for such matters and no material changes in subsequent periods.

The Company advises the Staff that it has revised the disclosure on pages 63 and F-10 to clarify that, at time of shipment, the Company has performed substantially all of its obligations under its payor contracts and does not experience a significant level of returns or reshipments.  The revised disclosure also includes a percentage breakdown of revenue inclusive of patient co-pays and patient assistance programs on a combined basis.

Accounting for Stock-based Compensation
Common Stock Valuation, page 63

6.              We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

The Company advises the Staff that, after disclosing an estimated offering price, it will supplementally provide the Staff with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

7.              Please include a statement in your filing regarding your common stock valuation that clarifies that once the company becomes public and your shares will trade, these estimates will not be necessary.

The Company advises the Staff that it has revised the disclosure on page 65 to address the Staff’s comment.

Business, page 69

8.              In various places in your prospectus, including pages 70, 72 and 77, you indicate that reduced costs to patients and payors is one of your competitive strengths. You attribute this to your customized specialty pharmacy programs, which you believe lead to

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improved patient care and enhanced clinical outcomes, among other benefits. In addition, you list channel management, utilization management and formulary management as the means by which you are able to manage the high cost of specialty drugs. Please revise to explain more specifically how cost savings are derived from the customization of specialty pharmacy programs as well as savings from channel, utilization and formulary management. In addition, please disclose if you track such cost savings and whether you have data that support your belief. If so, provide such quantification to the extent practicable.

The Company advises the Staff that, as noted in the Registration Statement, the Company believes that it reduces costs to patients and payors by improving patient care, enhancing clinical outcomes, managing high-risk members, monitoring patient adherence and optimizing the utilization of specialty drugs and that the Registration Statement describes these services and benefits in appropriate detail.  However, the Company advises the Staff that it has revised the disclosure on pages 1 and 70 to confirm that it does not track or quantify specific cost savings for patients and payors.

As noted in the Company’s response to comment 9 and in Amendment No. 1 on the pages specified therein, the Company’s services are focused on increasing patient adherence which improves patient outcomes.  Adherence failures contribute to a substantial worsening of disease and therefore significantly increases hospital and other health care costs.  In addition, the Company reduces costs to patients through its financial assistance programs, including co-pay assistance programs, coordination with charitable foundations and research grant organizations, and access to free drug programs of manufacturers.  Further, the Company provides detailed coordination and support services to assist in ensuring drug safety through risk evaluation and risk mitigation services, which lowers the risk of increased healthcare costs in the near term and poor health issues over the long term.

As noted in Amendment No. 1 on page 78, the Company’s services also directly reduce costs to payors.  The Company provides utilization management by using automated prior authorization with the latest evidence-based clinical guidelines and best practices to ensure appropriate cost-effective patient care.  In addition, the Company provides channel management by providing payors with strategies to maximize their specific benefits based on the lowest site of care (such as from hospital outpatient to a physician’s office or home setting), as well as opportunities to reduce drug costs through discounts.  Further, the Company’s formulary management services assist payors in identifying low net cost products which results in cost-effective therapies.  The Company also utilizes waste minimization strategies, such as the partial fill program, to reduce the supply of drugs that will not be utilized by the patients for various reasons.

9.              We note your statements on pages 79, 80 and 82 suggesting that your services result in improved patient outcomes. Please disclose the extent to which you are able to track efficacy and verify such improvements in patient outcomes. If supporting data is available, please provide this information.

The Company advises the Staff that the Company’s belief that its management services and support result in improved patient outcomes is based primarily on the Company’s strong adherence rates of more than 90% for the last six fiscal quarters.  The benefit of effective pharmaceuticals, especially for acute and chronic conditions, will only be achieved if patients

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follow the prescribed treatment regimens (including amount and timing of doses) reasonably closely.  Poor adherence contributes to a substantial worsening of disease, death and increased hospital and other health care costs.  The Company advises the Staff that it has revised the disclosure on pages 3, 5, 72, 73 and 78 to address the Staff’s comment to clarify the foregoing.

The Company further advises the Staff that it has provided the Staff, under separate cover and on a supplemental basis, with data regarding the Company’s quarterly adherence rates for the last six fiscal quarters.

10.       Please explain the meaning of the following terms the first time they appear in the Business section and make conforming changes, as applicable, to the Prospectus Summary:

•                  Managed lives under contract;

•                  340B covered entities;

•                  Partial refill program;

•                  Description of Philip Hagerman as a “second generation principal;”

•                  Specialty infusion;

•                  High-touch patient care;

•                  Risk Evaluation and Medication Strategy;

•                  Elements to Assure Safe Use;

•                  Channel management;

•                  Utilization management; and

•                  Formulary management

The Company advises the Staff that it has revised the disclosure of all of the foregoing terms the first time they appear in the Business section and in the Prospectus Summary to address the Staff’s comment.

Market Opportunity, page 70

11.       Please revise your discussion of medical benefit and pharmacy benefit to make clear:

•                  why this distinction is significant;

•                  why moving the reimbursement of drugs under a health plan from medical to pharmacy benefits may better manage care and contain costs; and

•                  given the trend of health plans and benefit managers moving drugs from medical to pharmacy benefits, why medical benefit represents a significant additional revenue opportunity for you, as you have stated at the bottom of page 70.

U.S. Securities and Exchange Commission
Division of Corporation Finance

August 18, 2014

The Company advises the Staff that it has revised the disclosure on pages 2, 3, 70 and 71 to address the Staff’s comment.

12.       Please briefly explain, at the bottom of page 71, why traditional drug spend is expected to decline in the future.

The Company advises the Staff that it has revised the disclosure on page 71 to address why traditional drug spend is expected to grow in the low to mid single digit percentage range.

Competitive Strengths, page 71

13.       At the bottom of page 73, where you discuss your current portfolio of over 70 limited distribution drugs, please indicate how many are pre- and post-launch.

The Company advises the Staff that it has revised the disclosure on pages 5, 52 and 74 to address the Staff’s comment.

Growth Strategy, page 75

14.       Please expand your discussion of Accountable Care Organizations to explain who they are, what they do and what your partnerships with them entails.

The Company advises the Staff that it has revised the disclosure on page 76 to address the Staff’s comment.

15.       Please identify the hospital network you reference at the top of page 76 and file any related material contracts as exhibits to the registration statement.

The Company advises the Staff that it has revised the disclosure on pages 7 and 76 to identify the hospital network and group purchasing organization.

The Company also advises the Staff that the Company has concluded that the service contract with the hospital network and group purchasing organization is not a material contract under Item 601(b)(10) of Regulation S-K.  The service contract was executed in May 2014 in the ordinary course of business of the Company. Item 601(b)(10)(ii) of Regulation S-K states that a contract in the ordinary course of business need not be filed unless it falls within one of the specified categories, including any contract upon which a registrant’s business is substantially dependent.  The specified categories in Item 601(b)(10)(ii) are inapplicable to the Company in respect of such service contract.  In particular, the contract provides the Company access to the organization’s members and provides various leads and the Company pays a variable administrative fee to the organization.  There are no guaranteed fees to be paid to the Company thereunder.   Further, there were no revenues earned under such contract through June 30, 2014 and the Company estimates that the revenues under such contract will be significantly less than

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1% of the Company’s revenues in 2014.  Further, the Company believes that there are no qualitative reasons that make the Company substantially dependent on any such contract.

Specialty Pharmacy Industry, page 76

16.       Please disclose your estimated share of the specialty pharmaceuticals market.

The Company advises the Staff that it has revised the disclosure on pages 3, 20, 69 and 86 to address the Staff’s comment.

Our Services, page 77

17.       To the extent practicable, please indicate the percentage of revenues derived from the services listed on pages 78 through 80.

The Company advises the Staff that it has revised the disclosure on pages 51, 78 and 79 to clarify that over 99% of our revenues for the six months ended June 30, 2014 and the year ended December 31, 2013 were derived from specialty drug dispensing and the reporting of data associated with those dispenses to pharmaceutical manufacturers and other outside companies.  The other services listed are required or preferred services included as part of our normal core business offerings.  These services are included as part of the overall payor reimbursement for dispensed drugs, but are not typically separately reimbursable events.  All services rendered, and revenue generated, for services captured outside of our normal core business offerings represent less than 1% of our total revenue.

18.       Please clarify the ways in which your dispensing solutions are “state of the art.”

The Company advises the Staff that it has deleted such statement on page 79.

19.       Please be more specific in your description of the specialty infusion pharmacy services that you provide.

The Company advises the Staff that it has revised the disclosure on page 79 to address the Staff’s comment.

Payors, page 81

20.       We note your statement that the relationships described at the top of page 82 accounted for approximately one-third of your revenues in 2013. Please briefly disclose the source of the remaining two-thirds of revenues.

The Company advises the Staff that it has revised the disclosure on pages 51 and 83 to address the Staff’s comment.

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Sales and Marketing, page 84

21.       Please disclose the size of your sales force.

The Company advises the Staff that it has revised the disclosure on page 85 to address the Staff’s comment.

Description of Capital Stock, page 118

22.       Please set forth the approximate number of holders of each class of common equity as of the latest practicable date.

The Company advises the Staff that it has revised the disclosure on page 120 to address the Staff’s comment.

23.       Please disclose the vote required for shareholders to take action, as required by Item 202(a)(1)(v).

The Company advises the Staff that it has revised the disclosure on page 122 to address the Staff’s comment.

Index to the Consolidated Financial Statements, page F-1

24.       Please tell us why you have not provided the finical statements of MedPro pursuant to Rule 3-05 of Regulation S-X.

The Company advises the Staff that it has added the financial statements of MedPro beginning on page F-61.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Business Acquisitions, Page F-12

25.       Please revise your disclosure to address the following:

•                  Please clarify that you used the acquisition method as required by ASC Topic 805 to account for the December 16, 2013 acquisition of AHF and remove reference to the allocation of the purchase price. Disclose, if true, that you recorded the assets acquired and liabilities assumed at their fair values under ASC Topic 805. We note your presentation of “acquired allowances” in your allowance for doubtful accounts rollforward on page F-8.

•                  Please discuss how you valued the contingent consideration as well as the assets and liabilities assumed.

U.S. Securities and Exchange Commission
Division of Corporation Finance

August 18, 2014

•                  Clarify your accounting for 31 Moody Road, LLC, the entity consolidated by AHF as its VIE.

•                  Please assure that the above approach is also followed for the reporting of your MedPro acquisition in the unaudited pro forma combined consolidated financial information you included starting on page F-61.

The Company advises the Staff that it has revised the disclosure on pages F-12, F-13, F-36 and F-37 to address the Staff’s comment.  In particular, the Company advises the Staff that: it used the acquisition method as required by ASC Topic 805; that it recorded the assets acquired and liabilities assumed at their fair values, including acquired accounts receivable; that the revised disclosure explains how it determined the value of the contingent consideration; and that it did not acquire, and does not consolidate, 31 Moody Road, LLC.  In addition, the Company advises the Staff that the accounting and disclosure for the MedPro acquisition has been consistently performed.

7. Investment in Non-consolidated Entity, page F-17

26.       Please clarify, if true, that you are not the primary beneficiary of Ageology as defined by ASC 810. In addition, in light of the continual losses of Ageology tell us how you determined that your investment is recoverable. Please refer to ASC 323-10-35-31 through 32a.

The Company advises the Staff that Ageology is a variable interest entity as its equity at risk has not been adequate to fund its operations, and that the Company’s equity investment in and loans to Ageology represent variable interests in Ageology.  However, the Company is not the primary beneficiary of Ageology, as it does not direct the activities that most significantly impact the economic performance of Ageology.  Those activities include the development of a software product and the identification of and marketing to potential commercial customers.  Although the Company owns 25% and is able to exert some influence over Ageology’s activities, all but less than 1% of the remaining 75% of Ageology is owned by one party.   The Company’s consent is required on significant business decisions including the ability to dissolve Ageology or incur significant indebtedness.  However, the management and control of Ageology is vested in a Board of Managers.  The Company is entitled to appoint two of the five managers, while the nearly 75% owner appoints the other three.  A majority vote is required to approve such Board of Manager decisions.  While the Company has been funding Ageology through demand promissory notes, the terms of those notes do not provide the Company with any appreciable additional power to direct Ageology’s significant activities.  There were no contractual requirements for the Company to make these loans nor are there any such requirements for the Company to provide any other funds to Ageology.  The Company has disclosed that it is not the primary beneficiary of Ageology on pages F-17 and F-42 in Amendment No 1.

The Company invested in Ageology beginning in late 2011, when it was a start-up company, and therefore the Company knew it would be a long-term investment.  Ageology has incurred monthly expenses and not yet generated meaningful revenues, consistent with the Company’s expectations during its investment period.  Ageology’s target customer base includes anti-aging integrative medicine physician practices, which comprise a group of over 50,000 practitioners.  Ageology’s service offering to these practitioners will be complimented by, and is largely dependent on, a software product that is now nearing completion and is in the final stages of testing.  Ageology estimates that it will launch its software product by the end of 2014.  Once commercially available, Ageology expects to quickly ramp up service and product revenues and the Company believes that Ageology’s ultimate success will allow it to fully recoup our investment over time — whether through cash distributions to shareholders or our share of proceeds from an eventual sale of the company.  Going forward, and consistent with prior periods, we will continue to assess our equity method investment in Ageology for impairment.

8. Capital Stock, page F-21

27.       You state that shareholder agreements representing 1,300 shares of common stock contain provisions that, upon the death of the shareholder, all shares immediately will be deemed to have been offered for sale to the Company and to each of the other shareholders at an agreed-upon price and terms. Please tell us how you determined that the classification of this stock in permanent equity was appropriate. Please provide a similar analysis for the Series A preferred stock outstanding as of March 31, 2014 as your disclosure states that the holders have optional redemption rights.

Common Stock

The Company acknowledges to the Staff that certain shares of its common stock have been historically, and in the case of a much smaller number of shares, currently are subject to certain redemption features.  The previous footnote disclosures in the initial Registration Statement were not complete in describing both the terms of such redemption features, as well as the number of shares they currently relate to.

Pursuant to individual Buy/Sell Agreements with two shareholders (one former shareholder — Shareholder A, one current shareholder — Shareholder B) dated January 1, 2005, 1,300 shares of common stock held by those shareholders (650 shares each) were subject to

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provisions that such shares would automatically be deemed to be offered to the Company for purchase upon death or termination of employment of the particular shareholder. Upon such deemed offer, the Company must complete the purchase of the shares at the Agreement Price. The Agreement Price generally is defined as either a mutually agreed upon price between the shareholders and the Company meant to represent the offered shares’ fair value, or, absent such agreement, the independently-determined appraised fair value of such shares.  These shares of common stock were originally issued to each of the two shareholders for a price of $692 per share.

In January 2012, the 650 shares of common stock held by Shareholder A were redeemed by the Company for $21.0 million in conjunction with Shareholder A’s termination of employment.

In conjunction with share repurchases in September 2012, January 2014 and April 2014 mutually agreed to by the Company and Shareholder B, 315 shares of common stock held by Shareholder B were redeemed by the Company for a total of $14.1 million.  In addition, in June 2014, Shareholder B transferred 50 shares of the common stock to trusts of which he is not the trustee and for which the redemption features described above now no longer apply.  Therefore, as of June 30, 2014, only 285 shares of common stock of Shareholder B remain outstanding and are subject to the Buy/Sell Agreement.  Shareholder B remains an employee of the Company at June 30, 2014 and into the foreseeable future.

Pursuant to the continuing indefinite private company deferral contained within ASC 480-10-65, the Company has not accounted for these shares of Class B common stock as liabilities.  The Company notes that the original share purchases by Shareholders A and B were in their capacity as long-time acquaintances of, and trusted business advisors to, the Company’s primary shareholder, Philip Hagerman, as opposed to in their capacity as employees of the Company, as further evidenced by the following:

•                  Such share purchases (and subsequent repurchases) were not available to any other employees of Diplomat.

•                  The shares were not issued as an employment incentive as each of Shareholder A and B’s employment began prior to them becoming shareholders.

•                  Each paid cash for their shares (in conjunction with another shareholder’s disposition of 1,300 shares) at the then fair value.

•                  Any appreciation in the value of such shares, past or present, has not been, and will not be, considered W-2 income to each individual; the actual redemptions noted above have been treated as capital gains by each shareholder for tax purposes.

The Company recognizes that, for purposes of ASC 480, it has become a public company effective with its filing of the initial Registration Statement and as such, the indefinite deferral no longer applies to the Company.  However, in assessing the need to recast previously issued private company financial statements to be presented in the Registration Statement, the Company

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considered that all but 285 of the 1,300 shares of common stock originally subject to the redemption provisions had already been redeemed as of April 2014 and the redemption transactions are fully presented and described in the financial statements.  Furthermore, and pursuant to the remaining Buy/Sell Agreement with Shareholder B, the redemption provision will terminate and have no further effect upon the effectiveness of the Registration Statement.  Accordingly, (a) any newly-reflected liability for the shares of common stock that have been redeemed also would have been settled by June 30, 2014 and therefore the related liability would be unrecognized and (b) any-newly reflected liability for the shares of common stock that have yet to be redeemed (and, absent the unlikely death of Shareholder B before the IPO is completed), will be reclassified into permanent equity commensurate with the completion of the IPO - as is reflected in the pro forma presentation on the June 30, 2014 Consolidated Balance Sheet included in Amendment No. 1.

In these circumstances, the Company believes that it would not be useful, and, in fact, be potentially confusing, to recast its historical financial statements to reflect common stock liabilities that are substantially settled and fully disclosed or that will almost certainly be reclassified into equity.  The Company further advises the Staff that, in addition to the redemption provisions being terminated upon the effectiveness of the Registration Statement, the Company has no intention to include such provisions in any future common stock issuances.

Accordingly, the Company advises the Staff that the financial statements included in Amendment No. 1 continue to classify these shares of common stock as part of permanent equity.

Preferred Stock

The Company acknowledges to the Staff that, as disclosed, all shares of the Company’s Series A preferred stock are subject to certain optional redemption features.   Those optional redemption features do include the ability of a majority of the preferred shareholders, at their option, to put the preferred shares back to the Company under certain circumstances which would be out of the Company’s control, including but not limited to (a) seven years passage of time, or (b) the Company’s enterprise value being greater than $5 billion.  Accordingly, in the Company’s interim financial statements now included in Amendment No. 1 as of and for the six months ended June 30, 2014, the Company has more appropriately classified these shares outside of permanent equity.  The Company notes that the redemption price is materially consistent with the fair value of these shares when they were issued in January and April 2014 and, as such, the financial statements for the six months ended June 30, 2014 do not reflect any accretion to such redemption value.  The Company has also expanded on the disclosures on pages F-24, F-25 and F-46 of these optional redemption features to provide context as to why the related preferred shares are classified outside of permanent equity.

All of these redemption rights expire upon conversion of the preferred shares to common shares, which will contractually take place immediately prior to the completion of the IPO.  Accordingly, the preferred shares are also reflected in the Company’s pro forma

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presentation on the June 30, 2014 Condensed Consolidated Balance Sheet included in Amendment No. 1 as being reclassified into permanent equity.

28.       Please disclose the conversion ratio of all classes of stock into common shares

The Company advises the Staff that it has revised the disclosure on page F-21 to address the Staff’s comment.

12. Share-Based Compensation, page F-21

29.       You disclose that the expected volatility of your shares is based on an implied volatility for a group of comparable companies as of the measurement date. Please provide to us the names of the companies you considered comparable for purposes of determining the volatility assumption, the volatility of each, and tell us how you concluded that each company was similar to you in terms of industry, stage of life cycle, size, and financial leverage. Refer to ASC 718-10-55-25.

The Company advises the Staff that in Note 1, Share-Based Compensation, the Company discloses that “expected volatility is based on an implied volatility for a group of industry-relevant healthcare companies as of the measurement date.”  More specifically, the industry-relevant group of healthcare companies that the Company utilizes for the volatility factor is in the broader pharmaceutical industry, but only a few of them have smaller subsets of their business that are directly comparable to the Company.  The Company does not believe that a pool of directly comparable public companies exists given its unique sole focus on specialty pharmacy, but the Company believes that the companies that it selected are impacted by many of the same industry trends.  Although differences likely exist in terms of stage of life cycle, size and financial leverage between the Company and the group of healthcare companies utilized, the Company believes this is the most closely comparable group in the aggregate.  The Company further advises the Staff that it has revised the disclosure on pages 63, 64 and F-10 to address the Staff’s comment taking into account the foregoing.

The Company further advises the Staff that its current group of healthcare companies and their respective annual volatility ranges that have been included in the volatility assumption during each of the three years ended December 31, 2013 are as follows: AmerisourceBergen Corporation (12%-23%); Cardinal Health, Inc. (15%-26%); Catamaran Corporation (31%-37%); Express Scripts Holding Company (19%-39%); and McKesson Corporation (18%-30%).

Condensed Consolidated Financial Statements at March 31, 2014, Unaudited
Notes to Condensed Consolidated Financial Statements, Unaudited

1. Basis of Presentation and Summary of Significant Accounting Policies
Income Taxes, page F-35

30.       You disclose that on January 23, 2014 you changed your income tax status from an S corporation to a C corporation and as a result you reclassified all of your accumulated

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deficit, inclusive of a net deferred tax liability adjustment, into additional paid-in-capital. Please provide us a comprehensive analysis of your accounting for this change in tax status indicating the significant terms of the change along with all other relevant information to allow an assessment of your accounting. Reference for us the applicable paragraphs used within the authoritative guidance to support your analysis.

The Company advises the Staff that in connection with the issuance of Series A Preferred Stock to certain funds of T. Rowe Price, on January 23, 2014, we changed from an S Corporation to a C Corporation.  Upon such a change in tax status and pursuant to guidance included in Staff Accounting Bulletin Topic 4.B, S Corporations (“SAB Topic 4.B”), we reclassified all previously accumulated deficit to paid-in capital.  The SAB Topic 4.B guidance instructs that undistributed earnings on the date of a C election must be included in the financial statements as additional paid-in capital. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation.  The Company’s previously accumulated earnings had been more than offset by previous shareholder distributions and equity redemptions which resulted in a net accumulated deficit on the date of its C election.  Section 3410.3 of the Staff’s Financial Reporting Manual indicates that both undistributed earnings and undistributed losses of a Sub-S registrant are subject to this reclassification; accordingly, the Company reclassified our accumulated deficit into paid-in capital.

More specifically, in the first quarter of 2014, the Company added the following amounts to the existing December 31, 2013 accumulated deficit balance of ($28,862): earnings (exclusive of deferred income tax liability adjustment) from January 1, 2014 to January 22, 2014 of $1,914; and deferred income tax liability upon conversion to a C Corporation of ($2,492), thereby resulting in an accumulated deficit balance on January 23, 2014 of ($29,440).

In regards to the initial deferred income tax liability of $(2,492) recorded upon the conversion, the Company identified all of the differences between the financial reporting basis and income tax basis of all of its net assets and all of its tax credit carry forwards.  The resulting net deferred tax liability was summarized in Note 10 to the Condensed Consolidated Financial Statements for the three months ended March 31, 2014 included in the initial Registration Statement.  Because of the limited period between the January 23, 2014 initial recording of deferred taxes and the period end date of March 31, 2014, the Company did not record any of our income tax provision for that period as deferred tax expense or benefit and, as such, the March 31, 2014 deferred income tax liability balance was also $(2,492).  As reflected in the Condensed Consolidated Financial Statements for the six months ended June 30, 2014 as included in Amendment No. 1, the Company allocated the income tax expense for the period then ended between current and deferred taxes.

Financial Statements of American Homecare Federation, Inc.
Independent Auditor’s Report, page F-48

31.       Please have the auditors revise their report to include the city and state where the report was issued per Rule 2-02(a) of Regulation S-X.

U.S. Securities and Exchange Commission
Division of Corporation Finance

August 18, 2014

The Company advises the Staff that it has revised the disclosure on page F-49 to address the Staff’s comment.

Exhibits

32.       Please file your agreements with Amerisource Bergen Corporation and Celgene Corporation as exhibits to the registration statement and, to the extent material, your contracts with third-party payors.

The Company advises the Staff that it has filed the agreements with Amerisource Bergen Drug Corporation and Celgene Corporation as exhibits to the registration statement.

The Company also advises the Staff that that none of the third-party payor contracts are material contracts requiring filing under Item 601(b)(10) of Regulation S-K.  Such contracts have been entered into in the ordinary course of business of the Company.  Item 601(b)(10)(ii) of Regulation S-K states that a contract in the ordinary course of business need not be filed unless it falls within one of the specified categories, including any contract upon which a registrant’s business is substantially dependent.  The specified categories in Item 601(b)(10)(ii) are inapplicable to the Company in respect of its third-party payor contracts.  There are no guaranteed fees to be paid to the Company under such contracts, and no revenues from any third-party payor represented more than 8% and 9% in 2013 and the six months ended June 30, 2014, respectively.  Further, the Company believes that there are no qualitative reasons that make the Company substantially dependent on any such contract.

*******

Please direct any questions regarding the Company’s responses or to Amendment No. 1 to me at (313) 465-7316 or mben@honigman.com.

Sincerely,

/s/ Michael Ben

Michael Ben
Honigman Miller Schwartz and Cohn LLP

cc:             Philip Hagerman, Diplomat Pharmacy, Inc.

Sean Whelan, Diplomat Pharmacy, Inc.

Ryan Ruzziconi, Diplomat Pharmacy, Inc.

William J. Whelan, Cravath, Swaine & Moore LLP